UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.

(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park

Rosh Ha’ayin, Israel

+ 972 (3) 900-8700

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Enlight To Host Conference Calls Reviewing Second Quarter 2026 Financial Results

Enlight Renewable Energy (“Enlight”, "the Company”), a leading global renewable energy developer and an independent power producer, will release its financial results for the second quarter ended June 30, 2026, prior to the opening of the Tel Aviv Stock Exchange on Tuesday, August 4, 2026.

The earnings release with the financial results as well as additional investor materials will be accessible on the Company’s website at https://enlightenergy.com/data/financial-reports/

Conference Call Information

Enlight’s CEO, Adi Leviatan, joined by the company’s management, will discuss the Company’s financial results and business outlook. The discussion will feature a presentation and be followed by a question-and-answer session. Participants may join by conference call or webcast:

English Conference Call & Webcast

The conference call in English will be held at: 8:00am Eastern Time / 3:00pm Israel Time.

Please pre-register to join the live conference call:

https://register-conf.media-server.com/register/BIa44c30056e064c77bfb6d11ba810306b

Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN.

In addition, a live webcast will be available. Please register and join using the following link:

https://edge.media-server.com/mmc/p/sk3hcqbs

Hebrew Webcast

The webcast in Hebrew will be held at: 6:00am Eastern Time / 1:00pm Israel Time.

Please pre-register to join the live webcast:

https://enlightenergy-com.zoom.us/webinar/register/WN_Is-DMN7ETJ2-RR28wRf59A

The earnings release with the financial results as well as additional investor presentation materials will be accessible on the Company’s website prior to the calls. An archived version of the English webcast will be available on the Company’s investor relations website at https://enlightenergy.com/events/

Investor Contact

Limor Zohar Megen

Director IR

LimorZohar.megen@enlightenergy.com

Erica Mannion or Mike Funari

Sapphire Investor Relations, LLC

+1 617 542 6180

investors@enlightenergy.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.

Date: July 8, 2026	By:	/s/ Lisa Haimovitz
Lisa Haimovitz
VP General Counsel